CupCrew, LLC
Statement of Cash Flows
(Unaudited)

	For the Period February 22, 2023 (Inception) to December 31, 2023
Cash flows from operating activities:	
Net loss	$ (1,092,000)
Changes in operating assets and liabilities:	
Adjustment to reconcile net loss to net cash used in operating activities	
Equity-based comensation	1,092,000
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -